SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-61714
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(Check One)
|X| Form 10-K and Form 10-KSB  |_| Form 11-K  Form 20-F |_|
|_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

                       For period ended December 31, 2003
                                        -------------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

     For the transition period ended N/A
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      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant    Assure Energy, Inc.
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         Former name if applicable
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         Address of principal executive office 521 3rd Avenue S.W., Suite 1250
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         City, State and Zip Code    Calgary, Alberta T2P 3T3
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

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to various factors including our expanded business activities it has taken us longer than expected to complete our Annual Report on Form 10-KSB. We are in the final stages of reviewing the document and expect to file within the next few days.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

Scott E. Rapfogel Esq.         (212) 400-6900
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                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No


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

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         Our net operating revenues increased to $4,973,092 in 2003 from $962,203 in 2002. Operating expenses in 2003 were $15,341,576 in 2003 compared to $1,725,979 in 2002. The primary reason for the increase in our operating expenses in excess of the increase in our revenues is a $7.3 million ceiling test write down that was recorded in 2003. General and administrative expenses increased to $1,937,737 in 2003 from $677,932 in 2002 due primarily to the expansion of our operations. The loss in 2003, before deduction of income taxes, minority interest in consolidated subsidiary, and equity income in unconsolidated subsidiary, was $10,368,484 compared to a loss of $763,776 in 2002. The net loss for 2003 was $9,201,807 compared to a net loss of $792,162 in 2002. Our results of operations reflect the acquisition of Assure Oil & Gas Corp. and Westerra, 2000 Inc. effective April 1, 2002 and Quarry Oil & Gas Ltd. effective July 28, 2003, and the inclusion of the results of operations of these companies from their date of acquisition. We effectively control Quarry's operations and, as a result, we include the accounts of Quarry on a consolidated basis. The interest of the remaining 51.5% of Quarry shareholders in Quarry's operations is recorded as minority interest in consolidated subsidiary in our consolidated financial statements.

                               Assure Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 30, 2004


                                        By: /s/ Harvey Lalach
                                           -------------------------------------
                                           Harvey Lalach
                                           President


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